SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: July 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BCE AGREES TO SETTLEMENT WITH MTS

Montréal (Québec), July 2, 2004 — BCE Inc. (TSX, NYSE: BCE) today announced that it has agreed to settle its lawsuits for a permanent injunction and damages against Manitoba Telecom Services Inc. (MTS) and for damages against Allstream Inc. These lawsuits stated that in moving forward with the purchase of Allstream, MTS and Allstream were in breach of the rights Bell Canada had under the various agreements in place between the two companies.

The terms of the settlement include:

•	A payment of $75 million by MTS to Bell Canada in consideration of the early termination of commercial agreements existing between the two companies
•	A premium payment by MTS to Bell in the event a change of control of MTS occurs prior to January 1, 2006
•	Bell and MTS will compete freely with each other in Canada
•	Bell will be the preferred supplier of wholesale services to MTS/Allstream
•	MTS/Allstream has extended wholesale services to Bell on a preferred supplier basis, and
•	Existing cellular agreements between Bell and MTS will remain in effect until the end of 2006.

With this settlement, Bell will move forward to complete its purchase of MTS’ 40 percent interest in Bell West by August 3, 2004, and Bell intends to divest its interest in MTS. The change of control premium referred to above would be equal to the appreciation in MTS’ share price from the time of Bell’s divestiture to the time of any takeover transaction.

“From the outset, we had one objective – to protect the interests of shareholders and our customers,” said Stephen Wetmore, Group President, National Markets, Bell Canada. “We believe the cash settlement and other provisions of this agreement fully protect the interests of BCE shareholders. The orderly unwinding of our commercial agreements will allow both Bell and MTS to maintain customer service and satisfy our obligations to existing customers.”

About BCE

Bell Canada Enterprises is Canada’s largest communications company. Through its 26 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

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For further information:

Nick Kaminaris	George Walker
Communications	Investor Relations
(514) 786-3908	(514) 870-2488
Web Site: www.bce.ca

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: July 13, 2004